April 9, 2019

Terrence Osterman
Co-Founder
Money With Meaning Fund, LLC
300 South Orange Ave, Suite 1000
Orlando, FL 32801

Richard Allen
Co-Founder
Money With Meaning Fund, LLC
300 South Orange Ave, Suite 1000
Orlando, FL 32801

       Re: Money With Meaning Fund, LLC
           Amendment No. 1 to Form 1-A filed April 2, 2019
           Filed April 2, 2019
           File No. 024-10961

Dear Mr. Osterman:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 1 to Form 1-A filed April 2, 2019

SUMMARY OF ESCROW SERVICES AGREEMENT, page 39

1. We note your response to prior comment 1 that Prime Trust will not execute the escrow agreement until the Offering is qualified. Please revise your disclosure to clarify this fact.
       Your disclosure continues to state that the Company has entered into the escrow
 Terrence Osterman
Money With Meaning Fund, LLC
April 9, 2019
Page 2
         agreement with Prime Trust.
General

2. Please update your financial statements and the consent from your auditor. In this regard, please refer to Part F/S, paragraph (b)(3) of the Form 1-A.
3. Please note that Rule 252(d) requires that your response letter relating to your DOS must be publicly filed 21 days before qualification. Your response letter was filed on April 2, and therefore your Form 1-A may not be qualified until April 23.
        You may contact Michael Henderson at 202-551-3364 or Stephen Kim at 202-551-3291
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameTerrence Osterman                           Sincerely,
Comapany NameMoney With Meaning Fund, LLC
                                                              Division of
Corporation Finance
April 9, 2019 Page 2                                          Office of
Financial Services
FirstName LastName